UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: January, 2022

Commission File Number: 001-39557

Siyata Mobile Inc.

(Translation of registrant’s name into English)

1001 Lenoir St., Suite A-414
Montreal, QC H4C 2Z6
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On January 11, 2022, Siyata Mobile Inc., a British Columbia (Canada) company the (“Company”), issued a press release announcing that it had closed its previously announced underwritten public offering of 8,695,652 common shares (or pre-funded warrants to purchase common shares in lieu thereof) and accompanying warrants to purchase up to 8,695,652 common shares. Each common share (or pre-funded warrant in lieu thereof) was being sold together with one common warrant at a combined effective offering price of $2.30. Siyata has granted the underwriters a 45-day option to purchase up to an additional 1,304,347 common shares and/or common warrants to purchase up to 1,304,347 common shares, at the public offering price less discounts and commissions. The underwriter partially exercised its option and purchased an additional 1,304,347 warrants, each representing the right to purchase one common share.

The Company’s press release is filed as Exhibit 99.1 to this Report and is incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated January 11, 2022.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: January 11, 2022	SIYATA MOBILE INC.

	By:	/s/ Marc Seelenfreund
	Name:	Marc Seelenfreund
	Title:	Chief Executive Officer

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